UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-06702

NEXEN INC.
(Exact name of registrant as specified in its charter)

801 – 7th Avenue S.W. Calgary, Alberta, Canada T2P 3P7 (403) 699-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)

7.35% Subordinated Notes due 2043
5.20% Notes due 2015
5.875% Notes due 2035
7.875% Notes due 2032
7.40% Notes due 2028
5.65% Notes due 2017
6.40% Notes due 2037
6.20% Notes due 2019
7.50% Notes due 2039

(Title of each class of securities covered by this Form)

N/A
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

7.35% Subordinated Notes due 2043:	None
5.2% Notes due 2015:	Less than 300
5.875% Notes due 2035	Less than 300
7.875% Notes due 2032:	Less than 300
7.4% Notes due 2028:	Less than 300
5.65% Notes due 2017:	Less than 300
6.4% Notes due 2037:	Less than 300
6.2% Notes due 2019:	Less than 300
7.5% Notes due 2039:	Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Nexen Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 23, 2013	By:	/s/ C. James Cummings
	Name:	C. James Cummings
	Title:	Assistant Secretary